Filed Pursuant to Rule 424(b)(5)
Registration File No. 333-135253

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered (1)	Maximum Offering Price Per Share	Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, $0.01 par value per share	10,566,362	$17.66	$186,601,952.92	$19,966.41

(1)	Includes 1,366,362 shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares.
(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended (the “Securities Act”). Payment of the registration fee at the time of filing of the registration statement on June 23, 2006 was deferred pursuant to Rule 456(b). $3,034.66 of the filing fee for the securities offered hereby has been satisfied by applying, pursuant to Rule 457(p) promulgated under the Securities Act, the $3,034.66 unutilized registration fee previously paid by us with respect to 1,660,000 shares of common stock that were registered pursuant to Registration Statement No. 333-130838 and not sold thereunder. In connection with this offering the Company is paying $16,931.75.

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 23, 2006)

9,200,000 Shares

Knoll, Inc.

Common Stock

All of the shares of common stock in the offering are being sold by the selling stockholders named in this prospectus supplement. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We have agreed to purchase directly from Warburg, Pincus Ventures, L.P., and Warburg, Pincus Ventures, L.P. has agreed to sell to us, 3,900,000 shares of our common stock upon the completion of this offering in a private, non-underwritten transaction at a price of $16.9095 per share, the net per-share price to be received by the selling stockholders in this offering.

Our common stock is listed on the New York Stock Exchange under the symbol “KNL”. The last reported sale price of the common stock on August 2, 2006 was $17.66 per share.

See “ Risk Factors” on page 3 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to the public	$17.6600	$162,472,000
Underwriting discount	$0.7505	$6,904,600
Proceeds, before expenses, to the selling stockholders	$16.9095	$155,567,400

To the extent that the underwriters sell more than 9,200,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,366,362 shares from certain selling stockholders at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on August 8, 2006.

Goldman, Sachs & Co.	Banc of America Securities LLC

UBS Investment Bank

Prospectus Supplement dated August 2, 2006.

SHELTON, MINDEL & ASSOCIATES COLLECTION
CHICAGO SHOWROOM

Knoll

KnollStudio®

RISOM COLLECTION

BARCELONA® COLLECTION

SAARINEN COLLECTION

GEHRY COLLECTION

HANS KNOLL & FLORENCE KNOLL, 1946

Seating

BULLDOG®

ESSENTIALS PRO™ TASK

LIFE™

RPM®

SAPPER™

CHADWICK™

Files & Storage

CALIBRE® STORAGE TOWERS & LATERAL FILES

"I feel that it must be possible to harmonize the old and the new in our civilization."

Ludwig Mies van der Rohe

Office Systems

Knoll

DIVIDENDS® AND COPELAND LIGHT™

Office Systems

MORRISON™

REFF®

EQUITY®

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information, some of which may not apply to this offering. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference in this prospectus supplement or the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

References in this prospectus supplement to “we,” “us,” “our,” or the “Company” refer to Knoll, Inc.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither we, the selling stockholders, nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement or the accompanying prospectus, or of any sale of our shares of common stock. It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision.

MARKET AND INDUSTRY DATA

The market and industry data presented in this prospectus are generally estimates and are based upon third-party data, including The Business and Institutional Furniture Manufacturers Association, or BIFMA®, and Reis, Inc., or Reis, and our own internal estimates. While we believe that these data are reasonable, in some cases the data are based on our or others’ estimates and cannot be independently verified by us.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents that we have filed with the Securities and Exchange Commission, or SEC, that are incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements. Statements and financial discussion and analysis contained in this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on our current beliefs as well as assumptions made by us and information currently available to us. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation: the risks described under the heading “Risk Factors” beginning on page 3 of the accompanying prospectus; changes in the financial stability of our clients; changes in relationships with clients; the mix of products sold and of clients purchasing our products; the success of new technology initiatives; and changes in business strategies and decisions. The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this prospectus supplement or the accompanying prospectus, are expressly qualified in their entirety by the foregoing cautionary statements. Except as required under the Federal securities laws and rules regulations of the SEC, we undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all the information that you should consider before purchasing shares in this offering. Before making an investment decision, you should read the entire prospectus supplement and the accompanying prospectus, including in particular the “Risk Factors” beginning on page 3 of the accompanying prospectus and our financial statements and notes to those financial statements incorporated into this prospectus supplement and the accompanying prospectus.

Knoll, Inc.

Business Overview

We are a leading designer and manufacturer of branded office furniture products and textiles. Our commitment to innovation and modern design has yielded a comprehensive portfolio of products designed to provide enduring value and help clients shape their workplaces with imagination and vision. Our products are recognized for high quality and a sophisticated image and are targeted at the middle to upper end of the market. We sell our products primarily in North America through a direct sales force of approximately 300 professionals and a broad network of approximately 300 independent dealers. Our distinctive operating approach has driven industry leading operating income margins among our primary publicly-held competitors. Our net sales, operating income and net income for the year ended December 31, 2005 were $808.0 million, $92.8 million and $35.9 million, respectively, and for the six months ended June 30, 2006 were $465.6 million, $51.2 million and $25.0 million, respectively.

Since our founding in 1938, we have been recognized worldwide as a design leader within our industry. Our products are exhibited in major art museums worldwide, including more than 40 pieces in the permanent Design Collection of The Museum of Modern Art in New York. This design legacy continues to flourish today and is embodied in award winning products, including the innovative LIFE™ chair and AutoStrada® office furniture system. Our design excellence is complemented by a management philosophy that fosters a strong collaborative culture, client-driven processes and a lean, agile operating structure. Our employees are performance-driven and motivated by a variable incentive compensation system and broad-based equity ownership in the company. Together, these core attributes have enabled us to achieve superior financial performance and have positioned us for profitable growth.

We offer a comprehensive and expanding portfolio of high quality office furniture, textiles and leather across five product categories: (i) office systems; (ii) specialty products, including high image side chairs, sofas, desks and tables for the office and home, textiles, accessories, leathers, and related products; (iii) seating; (iv) files and storage; and (v) desks, casegoods and tables. Historically, we have derived most of our revenues from office systems, which are modular workspaces with integrated panels, work surfaces, storage and lighting, and from specialty products, including our KnollStudio® collection of signature design classics furnishings, KnollTextiles™, Spinneybeck® leather and KnollExtra® accessories. However, in recent years, we have significantly expanded our product offerings in seating, files and storage, desks and casegoods, and tables.

Our products and knowledgeable sales force have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, all of whom are key decision makers in the office furniture purchasing process. Our clients are typically Fortune 1000 companies, governmental agencies and other medium to large size organizations in a variety of industries. We have an over $6 billion installed base of office systems, which provides a strong platform for recurring and add-on sales of products across all our categories.

Industry Overview

Overview.    According to BIFMA®, the U.S. office furniture market had $10.1 billion in shipments in 2005, an increase of approximately 12.7% from $8.9 billion in shipments in 2004. Office systems and seating were the largest product categories, accounting for $2.8 billion (28.0%) and $2.5 billion (24.9%) of industry-wide shipments, respectively, in 2005. Industry demand is largely driven by macroeconomic factors, including corporate profitability, business confidence and service-sector employment. Together, these factors impact commercial construction, business expansion, absorption of vacant office space and, ultimately, demand for our products.

In addition to these macroeconomic factors, the demand for office furniture is influenced by workplace trends, including changes in work processes such as increases in the use of technology and the number of knowledge workers. Customers in the middle to upper end of the market, our core target market, are focused on improving productivity and efficiency, worker health and safety, ergonomics and environmental standards for the workplace. In addition, clients in these market segments demand highly customized solutions and premium service levels, including short lead times of generally three to five weeks, and strong after-market support. These trends have heightened the importance of providing office furnishings of superior quality, design and function.

Historical Industry Environment.    The U.S. office furniture industry experienced positive growth in 25 of the last 30 years. During the last decade, after benefiting from above-average growth from 1997 to 2000 due to strong corporate profitability, business expansion and investment in infrastructure during the “Y2K” and “dot-com” booms, the industry experienced a sales decline of approximately 36% from 2001 to 2003 as the economy suffered significant reductions in corporate profitability, business confidence, service-sector employment and commercial real estate occupancy rates. The industry recovered during 2004 and 2005 as higher levels of corporate profitability, improving business confidence, increasing service-sector employment and increasing absorption of vacant office space all contributed to improving demand for office furniture products. BIFMA® expects this recovery to continue and forecasts industry shipments to increase 11.5% in 2006 and 6.3% in 2007.

The steep industry decline from 2001 to 2003 had a particularly pronounced effect on office systems due to the deferral of infrastructure investments by our clients and a saturation of the market by “just new” used office systems created by the increase in vacated office space. As a consequence, according to BIFMA®, industry wide shipments in the office systems category declined by 47%, more than any other category, from 2001 to 2003. Initially, the recovery was most evident in tables, files and other categories that generally involve lower ticket purchases, while larger ticket categories, like office systems, lagged the total industry. According to BIFMA® data for U.S. reporting companies, systems shipments increased just 2% compared to total industry growth of 5% from 2003 to 2004. We expect that the sustained recovery should increasingly benefit the office systems category due to the typically larger commitment that the purchase of these products represents and the steeper decline suffered by that category during the economic downturn. According to BIFMA® data for U.S. reporting companies, systems shipments increased 12% in 2005 compared to 2004, while the total U.S. industry increased 13% in the same period, suggesting that this dynamic has begun to take effect.

Given our strength in the office systems category, we are well positioned to benefit from this late-stage recovery in office systems. The table below shows our sales growth exceeded the sales growth of the industry (as reported by BIFMA®) in recent years.

Long-Term Prospects for Industry Growth.    Office furniture shipments are partially driven by trends in office vacancy rates and office construction. According to Reis, after declining to as low as 8.2% in 2000, U.S. office vacancy rates peaked at 16.9% in 2003, declined to 16.3% in 2004, 14.7% in 2005 and declined further to 14.1% in the first quarter of 2006. Reis expects vacancy rates to continue to decline to 13.7% in 2006, 12.7% in 2007, 11.8% in 2008 and 11.0% in 2009. Expansions in construction activity often trail expansions in the general economy due to time lags in construction projects from conception to completion. Reis projects that, after declining by 38% in 2002, 52% in 2003, 18% in 2004, and increasing 17% in 2005, new office square feet completions will continue to increase approximately 39% in 2006 and at a compound annual rate of approximately 14% for the next five years.

Over the longer term, we also believe demand for office furnishings in the middle to upper end of the market will increase due to a number of additional factors. These factors include the trend toward an information-based economy, higher levels of service-sector employment and a flattening of organizational structures, all of which drive demand for office systems products, the largest office furniture industry category. In addition, we expect demand will be supplemented by ongoing trends in work processes, concerns surrounding worker health and safety, ergonomics and an increased awareness of, and interest in, meeting environmental standards for the workplace.

Our Competitive Strengths

Legacy of innovative modern design.    One of our greatest strengths is our 68-year history of creating modern furniture with enduring design, quality and innovation. This design heritage, pioneered by Hans and Florence Knoll, has been fostered over time and has enabled us to build strong associations and relationships with some of the world’s preeminent designers and architects, including Ludwig Mies van der Rohe, Eero Saarinen, Frank O. Gehry and Don Chadwick. By combining their creative vision with our commitment to developing modern, high quality products that address changing business needs, we are able to generate strong demand for our new product offerings and cultivate brand loyalty among our target clients. In October 2005, in recognition of our continued commitment to this legacy, we received the 2005 Russel Wright Award for Marketing of Modernism.

Premier brand identity in office furniture and specialty products.    Our brand identity provides credibility and prestige and is a key factor in our clients’ purchasing decisions as they seek to create workplaces that will help project a desired image, enhance facility performance and attract and retain employees. We believe our products represent a modern, high-quality collection of office furnishings with a sophisticated image. We target our products toward the middle to upper end of the market, where clients typically value the image and performance of their work environment. Our KnollStudio and KnollTextiles collections also showcase our design strength outside of the traditional office environment, and in many cases have become collectibles, which has further elevated our brand.

Industry leading operating margins and strong cash flow generation.    Our distinctive operating approach, lean organization, highly variable cost structure, motivated associates and disciplined approach to business and capital management have driven industry leading operating income margins when compared to our primary publicly-held competitors. Our operating income increased to 11.5% of revenue in 2005 from 10.1% of revenue in 2004, contributing to operating income growth of 30.2% in 2005 compared to 2004. Our leading margins contribute to strong cash flow. In 2005, we reduced our outstanding indebtedness by approximately $77.0 million and paid $12.5 million in dividends. In spite of continued inflation and foreign exchange pressures from the appreciation of the Canadian dollar, for the first six months of 2006, our operating margins increased modestly to 11.0% compared to 10.9% for the first six months of 2005. In the first six months of 2006, we paid $10.3 million in dividends to our stockholders and repurchased $26.5 million of our common stock.

Performance-driven culture and experienced management team.    Our corporate culture is highly collaborative and encourages employees at all levels to communicate ideas and explore ways to improve our performance. Our associates are dedicated to producing quality products, and take great pride in their work and in our reputation. Our senior management team has over 130 years of cumulative industry experience and a proven track record of achieving profitability throughout the business cycle. Moreover, managers throughout our organization are held accountable for achieving sales and cost targets and are motivated by and rewarded with performance-based compensation and equity ownership.

Reputation for superior products and client service.    Our reputation for product and service excellence serves as an important factor when marketing to the architecture and design community and to new and existing clients. Our products are constructed with high quality materials and exhibit what we believe to be market leading workmanship, aesthetics and durability, as evidenced by the lifetime warranty we offer on many of our products. In June 2006, at the national industry trade show, we received two Best of NeoCon® awards in the panel fabrics and upholstery categories and also received the Dealers’ Choice Award in the product lines category from the Office Furniture Dealers’

Alliance. We work with clients to customize our products for their individual needs, and through our broad dealer network we provide installation and support services that enhance our clients’ purchasing experience. In addition, our client service organization, investments in management information systems and electronically linked dealer network allow us to provide clients who have many facilities with an integrated and reliable single point of contact for all their office furniture purchases.

Significant market position in office systems and an over $6 billion installed base.    For the six months ended June 30, 2006, our total sales were comprised of 57% systems, 11% seating, 16% specialty businesses, 8% storage, and the remaining 8% were European sales and tables and desks. For the twelve months ended March 31, 2006, we enjoyed an estimated 16.1% category share of the $2.9 billion U.S. office systems category. Office systems is the largest category in the U.S. office furniture industry and typically represents the largest portion of a client’s furniture expenditure. Office systems are often the first furniture element a client specifies and are, therefore, key to securing long-term relationships. We believe our market position in office systems provides us a strong base for recurring and add-on sales of products across all our categories. We estimate that more than half of our revenues are derived from our installed client base.

Strong direct selling organization and dealer network.    Our approximately 300 person direct sales force and our network of approximately 300 independent dealers in North America have close relationships with architects, designers, corporate facility managers and other professionals who influence product selection decisions for large clients and provide valuable input in the product development process. We have strong, long-standing relationships with our dealers and have historically experienced little dealer turnover. In addition, we have a dealer presence in nearly every major metropolitan area across North America and our regional dealer network allows us to jointly and cost-effectively market to small and mid-sized accounts.

Our Strategy

We pursue profitable growth by working closely with clients, architects, designers and dealers to identify areas of opportunity, while maintaining and enhancing our brand image and reputation for design and quality. We will seek to drive gains in market share, revenues and profitability by pursuing the following initiatives:

Build on our strength in office systems.    We are focused on growing our significant category share in office systems through continuous innovation, superior performance and aesthetics and targeted customization. We will continue to offer systems with a broad range of features and price points to meet the needs of our existing and future clients and ensure our competitiveness. For example, in the second half of 2004, we began shipping the AutoStrada office system, which won a silver Best of NeoCon® award at the national industry trade show in 2004 and gained significant traction with architects, designers and corporate users in 2005 and the first half of 2006.

Expand our market opportunity in seating, storage and casegoods.    For the twelve months ended March 31, 2006, we held an estimated 3.5% market share of the $2.6 billion U.S. seating category and 2.9% market share of the $2.2 billion U.S. storage category. We believe we have the opportunity to increase our share in non-systems categories by cross selling to our office systems clients and securing stand-alone opportunities for the sales of seating, files and storage and casegoods. The following table shows BIFMA®’s percentages of U.S. office furniture shipments represented by office systems, seating, files and storage and desks and casegoods, as compared to the corresponding percentages for our total U.S. shipments across those categories, for the twelve months ended March 31, 2006. In addition, the following table shows our U.S. office furniture shipments as a percentage of the total industry’s shipments of office systems, seating, files and storage and desks and casegoods for the twelve months ended March 31, 2006.

Product Category	% of Industry’s U.S. Shipments for the Twelve Months Ended March 31, 2006	Knoll’s U.S. Shipments as % of Knoll’s Total U.S. Shipments for the Twelve Months Ended March 31, 2006	Knoll’s U.S. Shipments as % of Industry’s U.S. Shipments for the Twelve Months Ended March 31, 2006
Office systems	28.0%	60.2%	16.1%
Seating	24.8%	11.6%	3.5%
Files and storage	21.3%	8.4%	2.9%
Desks and casegoods	19.6%	1.6%	0.6%

Over the last three years, we actively expanded our product lines in these non-systems categories to address the more than $6.0 billion U.S. market for those goods. In 2004, we quadrupled our storage offering and increased training and focus on this category. In 2005, we introduced a new seating line, the Chadwick™ chair, designed by the renowned seating designer Don Chadwick. In January of 2006, we introduced our Essentials™ chair collection designed by Jeffrey Bernett. We believe that we now offer an excellent and fully competitive lineup of chairs at a range of price points and performance levels and constructed from varying materials, including mesh, plastic and upholstery. We have begun to realize the benefits of these expanded product lines. Our seating, storage and casegoods combined sales grew approximately 18% in 2005 compared to 2004, exceeding BIFMA®’s total industry shipment growth of 12.7%. For the six months ended June 30, 2006, our seating, storage and casegoods combined sales grew approximately 36% compared to the same period of 2005.

Capture a greater share of our dealer network’s sales.    While our dealer network does not offer any products of our principal direct competitors, we estimate that a significant portion of our dealers’ non-systems sales consist of seating, files and storage and casegoods products of other manufacturers. We introduced the Knoll Essentials™ collection of easy-to-order, best-selling products from our broad range of office furnishings in January 2004 to target this opportunity. With a standard delivery lead-time of four weeks and special dealer incentives, we have made it easy and profitable for our dealers’ salespeople to sell these products. Our Knoll Essentials sales increased approximately 96% in 2005 compared to 2004 and 55% for the first six months of 2006 compared to the first six months of 2005. As we introduce new seating, storage and accessories products, our dealers are agreeing to refrain from selling other manufacturers’ comparable products.

Grow the Knoll high margin specialty businesses through expanded distribution and new product introductions.    Our specialty businesses compete in fragmented markets, benefit from marketing economies of scale, generate our highest margins and enhance our reputation for design and quality. During 2005 and the first six months of 2006, we increased the pace of our Knoll Textiles new product introductions and continued to expand our KnollStudio distribution network to take advantage of increased consumer interest in modern and mid-century design for the home. We sell our KnollStudio and selected other products through more than 50 retailers with an aggregate of over 100 locations. Our KnollStudio sales increased approximately 26% in 2005 compared to 2004, and approximately 30% during the first six months of 2006 compared to the same period of 2005. Combined sales of our specialty businesses grew approximately 15% in 2005 compared to 2004, and approximately 22% for the six months ended June 30, 2006 compared to the same period of 2005.

Grow the Knoll brand internationally.    For over 50 years we have been conducting business around the world on the basis of our reputation for design and quality. Today our international revenues outside of North America represent approximately 8% of sales and are a growing and profitable part of the business. The bulk of these revenues come from Europe, where in recent years we have focused our sales and marketing efforts on profitable markets and begun to invest in new products designed specifically for the European market, while also leveraging recent North American introductions. Following on our recent growth in Europe, we are beginning to expand our presence in the Asia Pacific region and the Middle East, going to market through independent local distributors. In the past year, we have formed or expanded relationships in countries including Japan, Singapore, Hong Kong, Australia and Qatar.

Improve margins through our continuous improvement program and global sourcing initiative.    During the past six years, we have implemented a culture of continuous improvement throughout our product development, manufacturing, client service and logistics operations. In addition to rationalizing capacity during the industry downturn, we improved processes, reduced lead-times, outsourced our logistics operations, improved working capital efficiency and enhanced client service performance. In addition, we launched a global sourcing initiative to capitalize on significant near-term opportunities to cost-effectively source selected components and raw materials globally.

Risks Related to Our Business and Strategy

Although we believe that our competitive strengths and our business strategy set forth above will provide us with opportunities to reach our goals, there are a number of risks and uncertainties that may affect our financial and operating performance, including that:

•	our product sales are tied to corporate spending and service-sector employment, which are outside of our control. Our sales and/or growth in sales would be adversely affected by a recessionary economy characterized by decreased corporate spending and service-sector employment. For example, in the last recessionary economy, our sales declined by 29% in the three years from 2001 to 2003;

•	we may have difficulty increasing or maintaining our prices as a result of price competition, which could lower our profit margins;

•	our competitors may develop new product designs that give them an advantage over us in making future sales;

•	our efforts to introduce new products that meet customer and workplace requirements may not be successful, which could limit our sales growth or cause our sales to decline;

•	we are dependent on the pricing and availability of raw materials and components, and price increases and unavailability of raw materials and components could lower sales, increase our cost of goods sold and reduce our profits and margins;

•	we are vulnerable to the effects of energy price increases—such increases could increase our transportation costs and increase the cost of plastics used in our products and otherwise increase our costs and reduce our profits and margins;

•	we rely upon independent furniture dealers, and a loss of a significant number of dealers could affect our ability to market and distribute our products;

•	one of our largest clients, the U.S. government, is subject to uncertain future funding levels and federal procurement laws and requires restrictive contract terms;

•	we may be vulnerable to the effects of currency exchange rate fluctuations because we pay some of our expenses in currencies other than the U.S. dollar and procure certain raw materials globally;

•	an inability to protect our intellectual property, or third party claims that we infringe upon their intellectual property rights, could have a significant impact on our business; and

•	potential labor disruptions or other interruptions of manufacturing operations may adversely affect our reputation, our vendor relations and our dealership network.

In addition to the preceding risks, you should also consider the risks discussed under the heading “Risk Factors” beginning on page 3 of the accompanying prospectus and elsewhere in this prospectus supplement and the accompanying prospectus.

Our Principal Stockholder

Our principal stockholder is Warburg, Pincus Ventures, L.P., or Warburg Pincus. As of June 30, 2006, Warburg Pincus and its affiliates beneficially owned approximately 28.2% of our outstanding common stock. Following the completion of this offering, Warburg Pincus and its affiliates will beneficially own approximately 11.0% of our common stock (or 3.9% after we purchase 3,900,000 shares of common stock from Warburg Pincus), or 8.4% (or 1.1% after we purchase 3,900,000 shares of common stock from Warburg Pincus) if the underwriters’ option to purchase additional shares is fully exercised. For more details on the contemplated purchase from Warburg Pincus, see “Expansion of Credit Facilities—Purchase of Stock from Warburg Pincus” below and “Selling Stockholders” beginning on page S-16.

Expansion of Credit Facilities—Purchase of Stock from Warburg Pincus

Under our credit agreement, we can increase our revolving credit facility by up to $12 million and increase our term loan facility by up to $100 million, subject to certain limitations and satisfaction of certain conditions, including compliance with certain financial covenants. On August 1, 2006, we exercised this option and increased our revolving credit facility by $12 million and our existing term loan facility by $38 million. We now have approximately $140 million available under our domestic credit facilities.

We have agreed to purchase directly from Warburg Pincus, and Warburg Pincus has agreed to sell to us, 3,900,000 shares of our common stock upon the completion of this offering in a private, non-underwritten transaction at a price of $16.9095 per share, the net per-share price received by the selling stockholders in this offering. The purchase from Warburg Pincus is conditioned on completion of this offering and the satisfaction of certain other closing conditions. We intend to use our available credit facilities to finance the purchase from Warburg Pincus. Upon completion of these borrowings, we expect our leverage ratio to increase moderately.

The stock purchase from Warburg Pincus is in addition to our previously announced $50 million stock repurchase program and will not count towards the $50 million limit under that repurchase program. As of June 30, 2006, we purchased approximately $8.3 million in Knoll common stock under our $50 million stock repurchase program. The stock purchase from Warburg Pincus is also in addition to our previously announced stock repurchase plan that uses the proceeds of stock option exercises to repurchase our outstanding shares.

Our principal executive offices are located at 1235 Water Street, East Greenville, Pennsylvania 18041. Our telephone number is (215) 679-7991. We were incorporated in 1995 under Delaware law. Our website is located at http://www.knoll.com. The information on our website is not a part of this prospectus.

All trademarks or trade names referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered	9,200,000 shares

Common stock to be outstanding after this offering	52,824,100 shares (1)

Use of proceeds

The proceeds from the sale of shares of our common stock offered pursuant to this prospectus supplement are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk factors	See “Risk Factors” on page 3 of the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	KNL

We have agreed to purchase directly from Warburg Pincus, and Warburg Pincus has agreed to sell to us, 3,900,000 shares of our common stock upon the completion of this offering in a private, non-underwritten transaction at a price of $16.9095 per share, the net per-share price to be received by the selling stockholders in this offering.

The number of shares to be outstanding immediately after this offering is based on the number of shares of our common stock outstanding as of June 30, 2006 and excludes:

•	5,741,546 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2006, with exercise prices ranging from $6.12 to $18.77 per share and a weighted average exercise price of $13.12 per share; and

•	1,664,298 shares of common stock reserved for future grants under our stock option plans as of June 30, 2006.

(1) The number of shares to be outstanding immediately after this offering does not reflect the shares that we have agreed to purchase from Warburg Pincus upon the completion of this offering. After this offering and after giving effect to our purchase of 3,900,000 shares of our common stock from Warburg Pincus, there will be 48,924,100 shares outstanding.

Except as otherwise noted, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to an additional 1,366,362 shares.

Recent Developments

On July 24, 2006, we announced our unaudited financial results for the quarter ended June 30, 2006. Our net sales were $247.5 million for the quarter, an increase of 25.2% from the quarter ended June 30, 2005. Our operating income and net income for the three months ended June 30, 2006 were $29.2 million and $14.8 million, respectively. Operating income increased 21.2% and net income increased 29.8% compared to the same period of 2005. We reported earnings per share of $.28 for the quarter ended June 30, 2006, compared to $.22 per share for the quarter ended June 30, 2005.

Our net sales for the six months ended June 30, 2006 were $465.6 million, an increase of 23.5% over net sales for the sixth months ended June 30, 2005. Our operating income and net income for the six months ended June 30, 2006 were $51.2 million and $25.0 million, respectively. Operating income increased 24.6% and net income increased 37.4% compared to the equivalent period of 2005. Gross profit for the sixth months ended June 30, 2006 was $148.7 million, an increase of $22.4 million, or 17.7%, over the same period in 2005. Gross margins decreased to 31.9% for the six months ended June 30, 2006 from 33.5% for the six months ended June 30, 2005. This decrease was primarily a result of inflationary pressures on our raw materials and fuel costs as well as the strengthening of the Canadian dollar. The foreign exchange impact of the Canadian dollar negatively impacted gross margins for the six months ended June 30, 2006 by 90 basis points. Despite the gross margin pressures and additional costs associated with our February 2006 secondary offering, operating margins increased modestly to 11% for the six months ended June 30, 2006, compared to 10.9% for the first six months of 2005. We reported adjusted earnings per share of $.48 for the sixth months ended June 30, 2006, compared to $.35 per share in the equivalent period of 2005. For a reconciliation of adjusted earnings per share to the most comparable financial measure calculated in accordance with generally accepted accounting principles, or GAAP, see “Reconciliation of Non-GAAP Financial Measures” below.

Our summary unaudited second quarter 2006 financial results are set forth below.

	Three Months Ended June 30,		Percent Change
	2006	2005
	(unaudited) (in millions, except per share data)
Consolidated Statement of Operations Data:
Sales	$247.5	$197.7	25.2%
Gross Profit	79.0	68.2	15.8%
Operating Expenses	49.7	44.1	12.7%
Operating Income	29.2	24.1	21.2%
Net Income	14.8	11.4	29.8%
Per Share and Other Data:
Earnings Per Share—Diluted	.28	.22	27.3%
Backlog	169.6	131.2	29.3%

Our summary unaudited financial results for the six months ended June 30, 2006 are set forth below.

	Six Months Ended June 30,		Percent Change
	2006	2005
	(unaudited) (in millions, except per share data)
Consolidated Statement of Operations Data:
Sales	$465.6	$376.9	23.5%
Gross Profit	148.7	126.3	17.7%
Operating Expenses	97.6	85.2	14.6%
Operating Income	51.2	41.1	24.6%
Net Income	25.0	18.2	37.4%
Per Share and Other Data:
Earnings Per Share—Diluted	.47	.35	34.3%
Adjusted Earnings Per Share—Diluted (unaudited)	.48	.35	37.1%
Backlog (unaudited)	169.6	131.2	29.3%

	As of June 30,
	2006	2005
	(unaudited) (in millions)
Balance Sheet Data:
Total Current Assets	$242.0	$187.0
Total Long-Term Debt, Including Current Portion	324.3	355.8
Stockholder’s Equity	57.1	17.0

Reconciliation of Non-GAAP Financial Measures

Adjusted Earnings Per Share is calculated by excluding from Earnings Per Share items that we believe to be infrequent, or not indicative of our operating performance. Such items consist of expenses associated with our February 2006 secondary offering, restructuring charges associated with the closing of a leased facility in Canada, a write-off of deferred financing fees associated with our amended credit facilities and taxes related to repatriation of foreign earnings under The American Job Creation Act. We present adjusted earnings per share because we consider it an important supplemental measure of our performance and believe it is useful to show ongoing results from operations distinct from items that are infrequent or not indicative of our operating performance.

Adjusted earnings per share is not a measurement of our financial performance under GAAP and should not be considered as an alternative to earnings per share. Adjusted earnings per share has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. In addition, in evaluating adjusted earnings per share, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of adjusted earnings per share should not be construed as an inference that our future results will be unaffected by unusual or infrequent items. We compensate for these limitations by providing equal prominence of our GAAP results and using adjusted earnings per share only supplementally.

The following table reconciles adjusted earnings per share to earnings per share, which we believe is the closest GAAP performance measure, for the periods indicated.

	Six Months Ended June 30,
	2006	2005
	(unaudited)
Earnings per share—diluted	$.47	$.35
Add back:
Public offering expenses	.01	—

Adjusted earnings per share—diluted	$.48	$.35

Termination of Stock Repurchase Programs

We have suspended both (i) our $50 million stock repurchase program and (ii) our stock option proceeds repurchase program, pursuant to which we use the proceeds received from the exercises of outstanding Knoll stock options to repurchase shares of our common stock. We expect to reinstitute these repurchase programs after the completion of the offering, subject to applicable law and in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

Chicago Transit Authority Project

On May 15, 2006, we received a federal grand jury subpoena from the U.S. Attorneys Office in Chicago requesting that we produce certain documents associated with the sale in 2003 and 2004 of furniture for use in the Chicago Transit Authority’s new headquarters in Chicago. We were one of a number of companies that provided goods or services in connection with the project. We are cooperating with the investigation by the U.S. Attorneys Office.

Union Negotiations

Negotiations with the United Brotherhood of Carpenters and Joiners of America Midwestern Council of Industrial Workers Local 1615 commenced on July 20, 2006 for a new collective bargaining agreement covering our Grand Rapids, Michigan associates. Our existing four-year collective bargaining agreement will expire on August 27, 2006 if a new agreement is not reached.

Humanscale Litigation

On July 24, 2006, we entered into an agreement with Humanscale Corporation to settle our patent litigation pending in the U.S. District Court in the Eastern District of Texas involving Humanscale’s U.S. Patent No. 6,959,965 and our LIFE chair. This settlement will not have a material impact upon our current or future operations.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes incorporated into this prospectus supplement and the accompanying prospectus. The summary consolidated financial data for the years ended December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements incorporated into this prospectus supplement and the accompanying prospectus. The summary consolidated financial data for the three months ended March 31, 2006 and 2005, are derived from our unaudited consolidated financial statements incorporated into this prospectus supplement and the accompanying prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The historical results are not necessarily indicative of results to be expected in any future period.

Certain information normally included in financial statements prepared in accordance with the GAAP has been omitted pursuant to the rules and regulations promulgated by the SEC.

	Years Ended December 31,			Three Months Ended March 31,
	2005	2004	2003	2006	2005
				(unaudited)
			(in thousands)
Consolidated Statement of Operations Data:
Sales	$807,960	$706,390	$697,246	$218,100	$179,129
Cost of sales	535,904	465,379	460,911	148,327	121,040

Gross profit	272,056	241,011	236,335	69,773	58,089
Selling, general and administrative expenses	179,217	169,706	149,739	47,836	41,070

Operating income	92,839	71,305	86,596	21,937	17,019
Interest expense	23,684	19,452	20,229	5,347	6,087
Other (expense) income, net	(5,355)	(5,316)	(2,473)	237	514

Income before income tax expense	63,830	46,537	63,894	16,827	11,446
Income tax expense	27,891	19,793	27,545	6,574	4,595

Net income	$35,909	$26,744	$36,349	$10,253	$6,851

	Years Ended December 31,			Three Months Ended March 31,
	2005	2004	2003	2006	2005
				(unaudited)
Per Share Data:
Earnings per share:
Basic	$.70	$.58	$.78	$.19	$.14
Diluted	$.68	$.55	$.75	$.19	$.13
Adjusted earnings per share-diluted(1) (unaudited)	$.80	$.67	$.76	$.20	$.13
Weighted average shares outstanding:
Basic	51,219,123	46,353,253	46,317,530	52,778,094	49,888,640
Diluted	52,919,388	48,319,483	48,414,374	54,152,760	51,904,940
Statistical and Other Data:
Sales growth (decline) from comparable period during prior year	14.4%	1.3%	(9.8)%	21.8%	16.8%
Operating income margin	11.5%	10.1%	12.4%	10.1%	9.5%

(1)	We define, and explain the importance of, adjusted earnings per share in — “Recent Developments—Reconciliation of Non-GAAP Financial Measures.”

The following table reconciles adjusted earnings per share to earnings per share, which we believe is the closest GAAP performance measure, for the periods indicated.

	Years Ended December 31,			Three Months Ended March 31,
	2005	2004	2003	2006	2005
	(unaudited)
Earnings per share—diluted(a)	$.68	$.55	$.75	$.19	$.13
Add back:
Restructuring charges(b)	.01	—	—	—	—
Public Offering expense	—	.09	—	.01	—
Write-off of deferred financing fees(c)	.05	.03	—	—	—
Loss on early extinguishment of debt(d)	—	—	.01	—	—
Taxes related to repatriation of foreign earnings	.06	—	—	—	—

Adjusted earnings per share—diluted	$.80	$.67	$.76	$.20	$.13

(a)	Earnings per share—diluted are audited for the years ended December 31, 2005, 2004 and 2003.
(b)	We incurred restructuring charges upon the expiration of a lease at one of our Canadian facilities. Operations in this facility were moved to our main manufacturing location in Canada.
(c)	We wrote off deferred financing fees incurred in connection with putting a new credit facility in place in September 2004 and the amendment of the credit facility in October 2005.
(d)	We recognized a loss on the early extinguishment of our 10.875% Senior Subordinated Notes when we redeemed notes in March 2003.

As of March 31, 2006
(unaudited)
(in thousands)
Consolidated Balance Sheet Data:
Working Capital	$98,389
Total assets	601,037
Total long-term debt, including current portion	332,419
Total liabilities	551,019
Stockholders’ equity	50,018

USE OF PROCEEDS

All of the shares of common stock offered pursuant to this prospectus supplement will be sold by the selling stockholders for their respective accounts. We will not receive any proceeds from the sale of shares by the selling stockholders.

MARKET PRICE OF COMMON STOCK

Our common stock began trading publicly on the New York Stock Exchange on December 14, 2004 and is traded under the symbol “KNL”. Immediately prior to that date, there was no public market for our common stock. As of December 31, 2005, we had approximately 38 stockholders of record. The following table sets forth the high and low closing sale prices of the common stock during 2004, 2005 and 2006.

	High	Low
Fiscal year ended December 31, 2004
Fourth quarter (beginning December 14, 2004)	$18.30	$15.00
Fiscal year ended December 31, 2005
First quarter	17.75	16.20
Second quarter	17.47	16.17
Third quarter	18.90	17.14
Fourth quarter	18.25	14.95
Fiscal year ended December 31, 2006
First quarter	21.44	16.43
Second quarter	22.43	18.12
Third quarter (through August 2, 2006)	18.55	16.90

SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock by the selling stockholders as of June 30, 2006, and as adjusted to reflect the common stock offered in this offering. Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Except as noted below, percentage of ownership is based on 52,824,100 shares of our common stock outstanding on June 30, 2006. We have agreed to purchase directly from Warburg Pincus, and Warburg Pincus has agreed to sell to us, 3,900,000 shares of our common stock upon the completion of this offering in a private, non-underwritten transaction at a price of $16.9095 per share, the net per-share price to be received by the selling stockholders in this offering. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Knoll, Inc., 1235 Water Street, East Greenville, Pennsylvania 18041.

Beneficial Ownership Prior to any Offering under this Prospectus Supplement	Beneficial Ownership After Completion of the Offering under this Prospectus Supplement	Beneficial Ownership After Completion of the Offering under this Prospectus Supplement and the Contemplated Purchase from Warburg Pincus	Beneficial
Ownership
After Completion
of the Offering
under this
Prospectus
Supplement
and the Contemplated
Purchase from
Warburg Pincus
(Assuming
Full Exercise
of the Underwriters’
Option to Purchase
Additional Shares)

Name	Shares	Percent(1)	Shares Being Offered(2)		Shares		Percent(1)		Shares to be Purchased from Warburg Pincus(3)	Shares(2)(3)	Percent(1)(4)		Shares(3)(5)	Percent(1)(4)
Warburg, Pincus Ventures, L.P.(6)	14,910,430	28.2%	9,100,000	(7)	5,810,430	(7)	11.0	%(7)	3,900,000	1,910,430		3.9%	544,068		1.1%
Burton B. Staniar(8)	771,214	1.5%	100,000		671,214		1.3%		—	671,214		1.4%	671,214		1.4%

(1)	Percentages are calculated pursuant to Rule 13d-3 under the Exchange Act. Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days following June 30, 2006 are outstanding for the purpose of computing the percentage of common stock owned by such person or group. However, those unissued shares of common stock described above are not deemed to be outstanding for calculating the percentage of common stock owned by any other person.
(2)	Assumes no exercise of the underwriters’ option to purchase additional shares.
(3)	Assumes that we purchase 3,900,000 shares of our common stock from Warburg Pincus.
(4)	Percentage is calculated based on 48,924,100 shares of our common stock outstanding, which gives effect to the purchase of 3,900,000 shares from Warburg Pincus.
(5)	Assumes full exercise of the underwriters’ option to purchase 1,366,362 additional shares.
(6)	Includes 14,366,362 shares directly owned and 544,068 shares beneficially owned through Warburg Pincus & Co. The sole general partner of Warburg Pincus is Warburg Pincus Partners LLC, a New York limited liability company that is managed by Warburg Pincus & Co. Warburg Pincus LLC manages Warburg Pincus. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus & Co. and Co-Presidents and Managing Members of Warburg Pincus LLC. Jeffrey A. Harris, Kevin Kruse, Sidney Lapidus and Kewsong Lee, all members of our board of directors, are General Partners of Warburg Pincus & Co. and Managing Directors of Warburg Pincus LLC. Each of these individuals disclaims beneficial ownership of the shares held by Warburg Pincus except to the extent of any pecuniary interest therein. Warburg Pincus is currently our largest stockholder and owned a majority of our outstanding shares of common stock until our February 14, 2006 secondary offering in which Warburg Pincus reduced its ownership interest to less than 50% of our outstanding equity. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, NY 10017.
(7)	Warburg Pincus has granted the underwriters a 30-day option to purchase up to 1,366,362 additional shares of common stock. In the event the option to purchase additional shares is exercised in full, Warburg Pincus will beneficially own 4,444,068 shares or 8.4% of our outstanding common stock after the offering (without giving effect to our contemplated purchase of shares from Warburg Pincus).
(8)	Excludes 80,000 shares of common stock that are held by Mr. Staniar, which shares are subject to forfeiture if Mr. Staniar ceases to be an employee or director prior to December 13, 2010, subject to earlier vesting if we meet certain operating targets or Mr. Staniar is terminated on account of death, disability or a termination by us without cause. Mr. Staniar has served as our Chairman of the Board since his appointment in December 1993.

Lock-up Agreements

In connection with this offering, we, Burton B. Staniar, our chief executive officer and our chief financial officer have entered into lock-up agreements with the underwriters, whereby we, Burton B. Staniar, our chief executive officer and our chief financial officer have agreed, with certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common stock, whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, without the prior written consent of Goldman, Sachs & Co. and Banc of America Securities LLC on behalf of the underwriters during the period ending 90 days after the date of this prospectus supplement. These restrictions, and certain exceptions, are described in more detail under “Underwriting.”

UNDERWRITING

Knoll, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Banc of America Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	3,450,000
Banc of America Securities LLC	3,450,000
UBS Securities LLC	2,300,000

Total	9,200,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,366,362 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,366,362 additional shares.

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$0.7505	$0.7505
Total	$6,904,600	$7,930,055

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.45 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We have agreed to purchase directly from Warburg Pincus, and Warburg Pincus has agreed to sell to us, 3,900,000 shares of our common stock upon the completion of this offering in a private, non-underwritten transaction at a price of $16.9095 per share, the net per-share price to be received by the selling stockholders in this offering.

We, Burton B. Staniar, our chief executive officer and our chief financial officer have entered into lock-up agreements, whereby we, Burton B. Staniar, our chief executive officer and our chief financial officer agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. and Banc of America Securities LLC. Additionally, shares subject to a lock-up may be transferred by bona fide gift, or to a trust for the benefit of the party granting the lock-up so long as the trustee is bound by the terms of the lock-up and such transfer is not a disposition for value. The lock-up does not apply to sales to the underwriters; certain de minimis repurchases by us; sales or transfers made pursuant to any existing employee benefit plans; or sales made pursuant to Rule 10b5-1 trading plans in existence on the date of this prospectus supplement. The parties granting the lock-up may also establish Rule 10b5-1 trading plans after the date of this prospectus supplement, so long as such plans do not transfer any shares during the lock-up period.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a)	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore

(the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

A prospectus in electronic format may be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,000,000 (including the expenses associated with the contemplated purchase of stock from Warburg Pincus).

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and for Warburg Pincus or its affiliates, for which they received or will receive customary fees and expenses. In particular, each of the underwriters served as underwriters in connection with our initial public offering in December 2004 and follow-on offering in February 2006, for which they received customary fees and expenses. Certain affiliates of the underwriters have also acted as arrangers, agents and lenders in connection with our amended and restated credit facility, and the recent expansion of that credit facility, for which they received, and will receive, customary fees and expenses. Certain of the underwriters and their respective affiliates own individually and in the aggregate less than five percent of our outstanding common stock.

VALIDITY OF SECURITIES

The validity of our common stock offered by this prospectus supplement will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Latham & Watkins LLP, New York, New York, will pass on certain matters for the underwriters.

EXPERTS

The consolidated financial statements of Knoll, Inc. appearing in Knoll, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including schedules appearing therein), and Knoll, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3, as amended, to register the securities being offered in this prospectus supplement. This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. For further information about us or the selling stockholders and the shares of common stock offered in this prospectus supplement, you should refer to the registration statement and its exhibits.

Our annual reports on Form 10-K, along with all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of our website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. Our website is located at http://www.knoll.com. The information on our website is not part of this or any other report we file with, or furnish to, the SEC. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may also read and copy any documents we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

INCORPORATION BY REFERENCE

We are incorporating by reference in this prospectus supplement the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We are incorporating by reference our documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement until all of the securities offered under this prospectus supplement are sold:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006;

•	Our proxy statement on Schedule 14-A filed with the SEC on March 28, 2006;

•	Our current reports on Form 8-K filed with the SEC on January 12, 2006, January 25, 2006, February 3, 2006, February 14, 2006, February 21, 2006 and July 25, 2006; and

•	The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on December 3, 2004, including any amendment or report filed for the purpose of updating such description.

We are not incorporating by reference any information furnished under Items 2.02 or 7.01 (or corresponding information furnished under Item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that we file with the SEC, unless otherwise specified in such report.

We will provide a copy of these filings at no cost, upon your request, by writing or telephoning us at the following address:

Knoll, Inc.

1235 Water Street

East Greenville, PA 18041

(215) 679-7991

Attn: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

PROSPECTUS

Knoll, Inc.

Common Stock

The shares of common stock of Knoll, Inc. covered by this prospectus may be offered and sold to the public by the selling stockholders, from time to time, in one or more offerings. We will not receive any of the proceeds from such sales.

This prospectus provides you with a general description of the shares that may be offered under this prospectus. Each time a selling stockholder offers to sell shares pursuant to this prospectus, the selling stockholder will provide a prospectus supplement that will contain specific information about the terms of that offering. You should carefully read this prospectus and any applicable prospectus supplement before you decide to invest in these securities.

Our common stock is listed on the New York Stock Exchange under the symbol “KNL.” On June 22, 2006, the reported last sale price of our common stock was $19.42 per share.

Before buying any shares, you should carefully consider the risk factors described under the heading “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 23, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, the selling stockholders may from time to time offer and sell shares of our common stock described in this prospectus in one or more offerings. This prospectus provides you with a general description of the shares that the selling stockholders may offer hereunder. Each time the selling stockholders use this prospectus to offer shares of common stock, the selling stockholders will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus, including without limitation, adding additional selling stockholders. You should read both this prospectus and any prospectus supplement, together with additional information described below under the heading “Where You Can Find More Information” and “Incorporation by Reference”.

Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules or regulations, we may instead include such information or add, update or change the information contained in this prospectus by means of post-effective amendments to the registration statement of which this prospectus is a part, through filings we make with the SEC that are incorporated by reference into this prospectus or by any other method as may then be permitted under applicable law, rules or regulations.

References in this prospectus to “we,” “us,” “our,” or the “Company” refer to Knoll, Inc.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders will not make an offer of these securities in any jurisdiction where it is unlawful. You should assume that the information in this prospectus or any prospectus supplement, as well as the information we have previously filed with the SEC or incorporated by reference in this prospectus, is accurate only as of the date of the documents containing the information.

i

SUMMARY

The summary description of our business and the offering may not contain all the information that may be important to you. You should read this entire prospectus, including the information set forth under the heading “Risk Factors” and the financial data and related notes included or incorporated by reference herein, before making an investment decision.

About Knoll, Inc.

We are a leading designer and manufacturer of branded office furniture products and textiles. Our commitment to innovation and modern design has yielded a comprehensive portfolio of products designed to provide enduring value and help clients shape their workplaces with imagination and vision. Our products are recognized for high quality and a sophisticated image and are targeted at the middle to upper end of the market. We sell our products primarily in North America through a direct sales force of approximately 300 professionals and a broad network of over 300 independent dealers. Our distinctive operating approach has driven industry leading operating income margins among our primary publicly-held competitors.

Since our founding in 1938, we have been recognized worldwide as a design leader within our industry. Our products are exhibited in major art museums worldwide, including more than 40 pieces in the permanent Design Collection of The Museum of Modern Art in New York. This design legacy continues to flourish today and is embodied in award winning products, including the innovative LIFE™ chair and AutoStrada™ office furniture system. Our design excellence is complemented by a management philosophy that fosters a strong collaborative culture, client-driven processes and a lean, agile operating structure. Our employees are performance-driven and motivated by a variable incentive compensation system and broad-based equity ownership in the company. Together, these core attributes have enabled us to achieve superior financial performance and have positioned us for profitable growth.

We offer a comprehensive and expanding portfolio of high quality office furniture, textiles, and leather across five product categories: (i) office systems; (ii) specialty products, including high image side chairs, sofas, desks and tables for the office and home, textiles, accessories, leathers and related products; (iii) seating; (iv) files and storage; and (v) desks, casegoods and tables. Historically, we have derived most of our revenues from office systems, which are modular workspaces with integrated panels, work surfaces, storage and lighting, and from specialty products, including our KnollStudio® collection of signature design classics furnishings, KnollTextiles™, Spinneybeck® leather and KnollExtra® accessories. However, in recent years, we have significantly expanded our product offerings in seating, files and storage, desks and casegoods, and tables. Our products and knowledgeable sales force have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, all of whom are key decision makers in the office furniture purchasing process. Our clients are typically Fortune 1000 companies, governmental agencies and other medium to large size organizations in a variety of industries. We have an over $6 billion installed base of office systems, which provides a strong platform for recurring and add-on sales of products across all our categories.

Our principal executive offices are located at 1235 Water Street, East Greenville, Pennsylvania 18041. Our telephone number is (215) 679-7991. We were incorporated in 1995 under Delaware law. Our website is located at http://www.knoll.com. The information on our website is not a part of this prospectus.

All trademarks or trade names referred to in this prospectus are the property of their respective owners.

Our Strategy

We pursue profitable growth by working closely with clients, architects, designers and dealers to identify areas of opportunity, while maintaining and enhancing our brand image and reputation for design and quality. We will seek to drive gains in market share, revenues and profitability by pursuing the following initiatives:

•	build on our strength in office systems;

•	expand our market opportunity in seating, storage and casegoods;

•	capture a greater share of our dealer network’s sales;

•	grow our high margin specialty businesses through expanded distribution and new product introductions; and

•	improve our margins through our continuous improvement program and global sourcing initiatives.

Our Principal Stockholder

Our principal stockholder is Warburg, Pincus Ventures, L.P. As of May 31, 2006, Warburg Pincus and its affiliates beneficially owned approximately 28.1% of our outstanding common stock.

The Offering

Under this prospectus, the selling stockholders may, from time to time, sell shares of our common stock in one or more offerings. See “Plan of Distribution” below.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained or incorporated by reference in this prospectus, before making your decision to invest in shares of our common stock.

Our product sales are tied to corporate spending and service-sector employment, which are outside of our control. Our sales and/or growth in sales would be adversely affected by a recessionary economy characterized by decreased corporate spending and service-sector employment.

Our sales are significantly impacted by the level of corporate spending primarily in North America, which, in turn, is a function of the general economic environment. In a recessionary economy, service-sector employment, corporate cash flows and non-residential commercial construction decrease, which typically leads to a decrease in demand for office furniture. In addition, a recessionary economy may also result in saturation of the market by “just new” used office systems, leading to a decrease in demand. Sales of office systems, which have historically accounted for more than half of our revenues, represent longer term and higher cost investments for our clients. As a result, sales of office systems are more severely impacted by decreases in corporate spending than sales of seating, files and storage and casegoods, and demand for office systems typically takes longer to respond to an economic recovery.

Geopolitical uncertainties, terrorist attacks, acts of war, natural disasters, increases in energy and other costs or combinations of such and other factors that are outside of our control could at any time have a significant effect on the North American economy, and, therefore, our business. The occurrence of any of these or similar events in the future could result in downward pressure on the economy, which we would expect to cause demand for our products to decline and competitive pricing pressures to increase.

We may have difficulty increasing or maintaining our prices as a result of price competition, which could lower our profit margins. Our competitors may develop new product designs that give them an advantage over us in making future sales.

Office furniture companies compete on the basis of, among other things, price and product design. Since our competitors offer products that are similar to ours, we face significant price competition from our competitors, which tends to intensify during an industry downturn. This price competition impacts our ability to implement price increases or, in some cases, such as during an industry downturn, maintain prices, which could lower our profit margins. Additionally, our competitors may develop new product designs that achieve a high level of customer acceptance, which could give them a competitive advantage over us in making future sales.

Our efforts to introduce new products that meet customer and workplace requirements may not be successful, which could limit our sales growth or cause our sales to decline.

To keep pace with workplace trends, such as changes in workplace design and increases in the use of technology, and with evolving regulatory and industry requirements, including environmental, health, safety and similar standards for the workplace and for product performance, we must periodically introduce new products. The introduction of new products requires the coordination of the design, manufacturing and marketing of such products, which may be affected by factors beyond our control. The design and engineering of certain of our new products can take up to a year or more, and further time may be required to achieve client acceptance. In addition, we may face difficulties in introducing new products if we cannot successfully align ourselves with independent architects and designers who are able to design, in a timely manner, high quality products consistent with our image. Accordingly, the launch of any particular product may be later or less successful than originally anticipated by us. Difficulties or delays in introducing new products or lack of customer acceptance of new products could limit our sales growth or cause our sales to decline.

We may not be able to manage our business effectively if we are unable to retain our experienced management team or recruit other key personnel.

The success of our operations is highly dependent upon our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of qualified executives in the industry in which we compete. We rely substantially upon the services of Andrew B. Cogan, our Chief Executive Officer, and Kathleen G. Bradley, our President and Chief Executive Officer, Knoll, North America. The loss of the services of either of these individuals or other key members of our management team could seriously harm our efforts to successfully implement our business strategy. While we currently maintain key person life insurance policies with respect to Mr. Cogan and Ms. Bradley, this insurance may not be sufficient to compensate us for any harm to our business resulting from loss of their services. The inability to attract and retain other talented personnel could also affect our ability to successfully implement our business strategy.

We are dependent on the pricing and availability of raw materials and components, and price increases and unavailability of raw materials and components could lower sales, increase our cost of goods sold and reduce our profits and margins.

We require substantial amounts of raw materials, which we purchase from outside sources. Steel, plastics and wood related materials are the main raw materials used in the manufacture of our products. The prices and availability of raw materials are subject to change or curtailment due to, among other things, the supply of, and demand for, such raw materials, changes in laws or regulations, including duties and tariffs, suppliers’ allocations to other purchasers, interruptions in production by raw materials or component parts suppliers, changes in currency exchange rates and worldwide price levels.

The price of steel and plastics, the latter of which is sensitive to the cost of oil, has significantly increased in recent years. To date, we have been successful in largely offsetting these recent price increases in raw materials through our global sourcing initiatives, primarily from China, Taiwan, Italy and Germany, through our continuous improvement programs and through price increases to our products. However, if the prices of these raw materials continue to increase, we may be unable to continue to offset any further increased costs and our profit margins could be negatively affected.

In addition, contracts with most of our suppliers are short-term contracts. These suppliers may not continue to provide raw materials and components to us at attractive prices or at all, and we may not be able to obtain the raw material we need in the future from these or other providers on the scale and within the time frames we require. Moreover, we do not carry significant inventories of raw materials, components or finished goods that could mitigate an interruption or delay in the availability of raw materials and components. Any failure to obtain raw materials and components on a timely basis, or any significant delays or interruptions in the supply of raw materials, could prevent us from being able to manufacture products ordered by our clients in a timely fashion, which could have a negative impact on our reputation and our dealership network, and could cause our sales to decline.

We are affected by the cost of energy and increases in energy prices could reduce our margins and profits.

The profitability of our operations is sensitive to the cost of energy through our transportation costs, the cost of petroleum-based materials, like plastics, and the cost of operating our manufacturing facilities. Energy costs have increased in the recent years due to changes in global supply and demand. Although we have been successful in countering these recent energy price increases, primarily through our global sourcing initiatives and continuous improvement programs, we may not be able to continue to offset such costs at current price levels, or if these prices continue to increase. If the price of petroleum-based products, the cost of operating our manufacturing facilities or our transportation costs continue to increase, it could have a negative impact on our gross margins and profitability.

We rely upon independent furniture dealers, and a loss of a significant number of dealers could affect our business, financial condition and results of operations.

We rely on a network of independent dealers for the joint marketing of our products to small and mid-sized accounts, and to assist us in the marketing of our products to large accounts. We also rely upon these dealers to provide a variety of important specification, installation and after-market services to our clients. Our dealers operate, generally, under one-year, non-exclusive agreements. There is nothing to prevent our dealers from terminating their relationships with us. In addition, individual dealers may not continue to be viable and profitable. If dealers go out of business or are restructured, we may suffer losses because they may not be able to pay us for furniture previously delivered to them. The loss of a dealer relationship could also negatively affect our ability to maintain market share in the affected geographic market and to compete for and service clients in that market until a new dealer relationship is established. The loss or termination of a significant number of dealer relationships could cause difficulties for us in marketing and distributing our products, resulting in a decline in our sales.

One of our largest clients currently is the U.S. government, which is subject to uncertain future funding levels and federal procurement laws and requires restrictive contract terms; any of these factors could curtail current or future business with the U.S. government.

For the year ended December 31, 2005, we derived approximately 12.3% of our revenue from sales to over 60 agencies and departments within the U.S. government. Our ability to compete successfully for and retain business with the U.S. government is highly dependent on cost-effective performance. Until recently, federal procurement laws required government agencies to purchase furniture products from Federal Prison Industries, Incorporated. If these or similar laws would be re-instituted, it would make it more difficult for us to sell our furniture to agencies and departments of the U.S. government. Our government business is also sensitive to changes in national and international priorities and U.S. government budgets.

The U.S. government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and impede our ability to compete in the future for contracts and orders. Furthermore, if we were found to have committed fraud or certain criminal offenses, we could be suspended or debarred from all further government contracting.

We operate with leverage, and a significant amount of cash will be required to service our indebtedness. Restrictions imposed by the terms of our indebtedness may limit our operating and financial flexibility.

At March 31, 2006, we had total consolidated outstanding debt of approximately $332.4 million, which consisted of $218.8 million under our term loan facility, $113.0 million under our revolving credit facility and $0.6 million under local credit facilities maintained by our foreign subsidiaries. We also had $4.4 million outstanding commitments under letters of credit. We can expand our revolving credit facility by an additional $12.0 million and our term loan facility by an additional $100.0 million without the consent of our lenders if we obtain additional financial commitments and certain other conditions are met.

As of March 31, 2006, the total remaining credit available to us under our credit facility and those of our foreign subsidiaries was $93.0 million (without any expansion of our revolving credit facility or term loan facility). If we were to borrow the maximum available to us under our credit facility and those of our foreign subsidiaries, we would have total consolidated outstanding debt of approximately $425.4 million (without any expansion of our revolving credit facility or term loan facility). The high level of our indebtedness could have important consequences to holders of our common stock, given that:

•	a substantial portion of our cash flow from operations must be dedicated to fund scheduled payments of principal and debt service and will not be available for other purposes;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures, research and development or acquisitions may be limited by the terms of our credit facility; and

•	The terms of our credit facility also impose other operating and financial restrictions on us, which could limit our flexibility in reacting to changes in our industry or in economic conditions generally.

Our credit facility prevents us from incurring any additional indebtedness other than (i) borrowings under our existing credit facility; (ii) certain types of indebtedness that may be incurred subject to aggregate dollar limitations identified in the credit facility, including, without limitation, purchase money indebtedness and capital lease obligations not to exceed $30.0 million in the aggregate and unsecured indebtedness not to exceed $50.0 million in the aggregate, and (iii) other types of indebtedness that are not limited to specific dollar limitations, such as indebtedness incurred in the ordinary course of business and unsecured, subordinated indebtedness. The aggregate amount of indebtedness that we may incur pursuant to these exceptions is further limited by the financial covenants in our credit facility and, therefore, will depend on our future results of operations and cannot be determined at this time. Furthermore, although we may incur unlimited amounts of certain types of indebtedness, subject to compliance with these financial covenants, the amount of indebtedness that we may actually be able to incur will depend on the terms on which such types of debt financing are available to us, if available at all.

As a result of the foregoing, we may be prevented from engaging in transactions that might further our growth strategy or otherwise be considered beneficial to us. A breach of any of the covenants in our credit facility could result in a default thereunder. If payments to the lenders under our credit facility were to be accelerated, our assets could be insufficient to repay in full our indebtedness under our credit facility and our other liabilities. Any such acceleration could also result in a foreclosure on all or substantially all of our subsidiaries’ assets, which would have a negative impact on the value of our common stock and jeopardize our ability to continue as a going concern.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

Our capital requirements depend on many factors, including capital improvements, tooling and new product development. To the extent that our existing capital is insufficient to meet these requirements and cover any losses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Equity financings could result in dilution to our stockholders, and the securities may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.

An inability to protect our intellectual property could have a significant impact on our business.

We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights do not generally receive the same degree of protection in foreign countries as they do in the United States. In some parts of the world, we have limited protections, if any, for our intellectual property. Our ability to compete effectively with our competitors depends, to a significant extent, on our ability to maintain the proprietary nature of our intellectual property. The degree of protection offered by the claims of the various patents, trademarks and service marks may not be broad enough to provide significant proprietary protection or competitive advantages to us, and patents, trademarks or service marks may not be issued on our pending or contemplated applications. In addition, not all of our products are covered by patents. It is also possible that our patents, trademarks and service marks may be challenged, invalidated, cancelled, narrowed or circumvented.

In the past, certain of our products have been copied and sold by others. We try to enforce our intellectual property rights, but we have to make choices about where and how we pursue enforcement and where we seek and maintain patent protection. In many cases, the cost of enforcing our rights is substantial, and we may determine that the costs of enforcement outweigh the potential benefits. If we are unable to maintain the proprietary nature of our intellectual property with respect to our significant current or proposed products, our competitors may be able to sell copies of our products, which could adversely affect our ability to sell our original products and could also result in competitive pricing pressures.

If third parties claim that we infringe upon their intellectual property rights, we may incur liability and costs and may have to redesign or discontinue an infringing product.

We face the risk of claims that we have infringed third parties’ intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Prior to launching major new products in our key markets, we normally evaluate existing intellectual property rights. However, our competitors may have filed for patent protection which is not, at the time of our evaluation, a matter of public knowledge. Our efforts to identify and avoid infringing third parties’ intellectual property rights may not be successful. Any claims of patent or other intellectual property infringement, even those without merit, could (i) be expensive and time consuming to defend; (ii) cause us to cease making, licensing or using products that incorporate the challenged intellectual property; (iii) require us to redesign, reengineer, or rebrand our products or packaging, if feasible; or (iv) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

We could be required to incur substantial costs to comply with environmental requirements. Violations of, and liabilities under, environmental laws and regulations may increase our costs or require us to change our business practices.

Our past and present ownership and operation of manufacturing plants are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters and could become subject to fines or penalties related thereto. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by us, some of which may be material. We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, for remediation costs associated with waste disposal sites previously used by us. In general, CERCLA can impose liability for costs to investigate and remediate contamination without regard to fault or the legality of disposal and, under certain circumstances, liability may be joint and several, resulting in one party being held responsible for the entire obligation. Liability may also include damages for harm to natural resources. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

We are subject to potential labor disruptions, which could have a significant impact on our business.

Certain of our employees located in Grand Rapids, Michigan and Italy are represented by unions. The collective bargaining agreement for our Grand Rapids location has an initial term that expires on August 27, 2006, with evergreen one-year terms thereafter, but may be terminated by either party on August 27, 2006 and anniversaries thereof with 60 days’ notice. While we have good relations with our Grand Rapids associates and the union, we may be unsuccessful in negotiating and agreeing upon a new collective bargaining agreement at that time if the current collective bargaining agreement is terminated. We have also had sporadic, to date unsuccessful, attempts to unionize our other North American manufacturing locations and have experienced a number of brief work stoppages at our facilities in Italy as a result of national and local issues. While we believe that we have good relations with our workforce, we may experience work stoppages or other labor problems in the future, and further unionization efforts may be successful. Any prolonged work stoppage could have an adverse effect on our reputation, our vendor relations and our dealership network. Moreover, because substantially all of our products are manufactured to order, we do not carry finished goods inventory that could mitigate the effects of a prolonged work stoppage.

Our insurance may not adequately insulate us from expenses for product defects.

We maintain product liability and other insurance coverage that we believe to be generally in accordance with industry practices, but our insurance coverage does not extend to field visits to repair, retrofit or replace defective products, or to product recalls. As a result, our insurance coverage may not be adequate to protect us fully against substantial claims and costs that may arise from product defects, particularly if we have a large number of defective products that we must repair, retrofit, replace or recall.

We may be vulnerable to the effects of currency exchange rate fluctuations, which could increase our expenses.

We primarily sell our products and report our financial results in U.S. dollars, but we generate some of our revenues and pay some of our expenses in other currencies. Paying our expenses in other currencies can result in a significant increase or decrease in the amount of those expenses in U.S. dollar terms, which affects our profits.

In the future, any foreign currency appreciation relative to the U.S. dollar would increase our expenses that are denominated in that currency. Additionally, as we report currency in the U.S. dollar, our financial position is affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Canadian dollar and the Euro. Approximately 11.5% of our revenues in 2005 and 36.1% of our cost of goods sold in 2005 were denominated in currencies other than the U.S. dollar. From time to time we review our foreign currency exposure and evaluate whether we should enter into hedging transactions. We generally do not hedge our foreign currency exposure, and, to the extent that we determine not to do so in the future, we may be vulnerable to the effects of currency exchange rate fluctuations.

Risks Related to Our Common Stock

Our principal stockholder and its affiliates have significant influence on matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

As of May 31, 2006, our principal stockholder, Warburg Pincus, beneficially owned approximately 28.1% of our outstanding common stock. As a result of Warburg Pincus’ share ownership and representation on our board of directors, Warburg Pincus has significant influence on affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of Warburg Pincus may differ from the interests of the other stockholders. For example, Warburg Pincus could oppose a third party offer to acquire us that you might consider attractive, and the third party may not be able or willing to proceed unless Warburg Pincus supports the offer. Accordingly, this concentration of ownership may have the effect of delaying or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. Transactions that could be affected by this concentration of ownership include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of “blank check” preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three-year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. Under one such exception, Warburg Pincus and its affiliates do not constitute an “interested stockholder.”

Upon any change in control, the lenders under our credit facility would have the right to require us to repay all of our outstanding obligations under the facility.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which may be unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors. Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	our announcements or our competitors’ announcements of new products;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in our growth rates or our competitors’ growth rates;

•	our inability to raise additional capital;

•	conditions of the office furniture industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common stock by us or members of our management team; and

•	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the office furniture industry generally.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements and financial discussion and analysis contained in this prospectus that are not historical facts are forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to or affecting us, based on our current beliefs as well as assumptions made by us and information currently available to us. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation: the risks described on the previous pages; changes in the financial stability of our clients; changes in relationships with clients; the mix of products sold and of clients purchasing our products; the success of new technology initiatives; and changes in business strategies and decisions. The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this report are expressly qualified in their entirety by the foregoing cautionary statements. Except as required under the Federal securities laws and rules regulations of the SEC, we undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

USE OF PROCEEDS

The proceeds from the sale of shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We did not declare or pay any cash dividends during the year ended December 31, 2003. We declared and paid cash dividends of $1.525 per share and $0.25 per share during the years ended December 31, 2004 and 2005, respectively, and $0.10 per share during the quarter ended March 31, 2006. In addition, on May 2, 2006, our board of directors declared a quarterly dividend of $0.10 per share payable on June 30, 2006, to stockholders of record on June 15, 2006.

Our board of directors currently intends to declare and pay quarterly dividends of $0.10 per share on our common stock. The declaration and payment of dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements and future prospects and other factors deemed relevant by our board of directors. Our credit facility imposes restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt obligations. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors.

SELLING STOCKHOLDERS

Information about Warburg, Pincus Ventures, L.P. and any other potential selling stockholders who offer securities under the registration statement of which this prospectus is a part will be set forth in prospectus supplements, post-effective amendments, and/or filings we make with the SEC under the Securities Exchange Act of 1934 that are incorporated by reference. Each prospectus supplement, post-effective amendment, and/or filing under the Securities Exchange Act of 1934 will include the following information:

•	the number of shares of common stock then held by the selling stockholders;

•	the number of shares of common stock then being offered by the selling stockholders; and

•	the number of shares (and, if one percent or more, the percentage) of common stock owned by the selling stockholders after completion of the offering.

PLAN OF DISTRIBUTION

The selling stockholders may sell the offered securities from time to time (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchases and their compensation in a prospectus supplement.

VALIDITY OF SECURITIES

The validity of our common stock offered by this prospectus will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

The consolidated financial statements of Knoll, Inc. appearing in Knoll, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including schedules appearing therein), and Knoll, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the securities being offered in this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us or the selling stockholders and the shares of common stock offered in this prospectus, you should refer to the registration statement and its exhibits.

Our annual reports on Form 10-K, along with all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of our website as soon as reasonably practicable after we file such materials with, or furnish them to, the

SEC. Our website is located at http://www.knoll.com. The information on our website is not part of this or any other report we file with, or furnish to, the SEC. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may also read and copy any documents we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

INCORPORATION BY REFERENCE

We are incorporating by reference in this prospectus (and the registration statement of which this prospectus is a part) the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We are incorporating by reference our documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until all of the securities offered under this prospectus are sold:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006;

•	Our proxy statement on Schedule 14-A filed with the SEC on March 28, 2006;

•	Our current reports on Form 8-K filed with the SEC on January 12, 2006, January 25, 2006, February 3, 2006, February 14, 2006 and February 21, 2006; and

•	The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on December 3, 2004, including any amendment or report filed for the purpose of updating such description.

We are not incorporating by reference any information furnished under Items 2.02 or 7.01 (or corresponding information furnished under Item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that we file with the SEC, unless otherwise specified in such report.

We will provide a copy of these filings at no cost, upon your request by writing or telephoning us at the following address:

Knoll, Inc.

1235 Water Street

East Greenville, PA 18041

(215) 679-7991

Attn: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

Tables & Desks

AUTOSTRADA™

CURRENTS® AND CHADWICK™

KnollExtra®

COPELAND
LIGHT™
WISHBONE™
JELLYFISH™

KnollTextiles®

LIFE™

Knoll Space

RISOM
COLLECTION
BREUER
COLLECTION
SAARINEN
COLLECTION
BERTOIA
COLLECTION

Knoll Essentials

Knoll Essentials
Knoll
Knoll

WA™ FOR KNOLL EUROPE

Spinneybeck

LEATHERS & LEATHER PRODUCTS

"The urge for good design is the same as the urge to go on living."

Harry Bertoia

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are offers to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and the accompanying prospectus is current only as of its date.

9,200,000 Shares

Knoll, Inc.

Common Stock

Goldman, Sachs & Co.

Banc of America Securities LLC

UBS Investment Bank